

December 4, 2013

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Partners L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re:** **Navios Maritime Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed November 7, 2013**
> **and Documents Incorporated by Reference**
> **File No. 333-192176**

Dear Ms. Frangou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Ratio of Earnings to Fixed Charges, page 32

1. We note that you have disclosed the ratio of earnings to fixed charges for the most recent interim period as well as the last five fiscal years. Please revise to file an exhibit to your Form F-3 to show the figures used to calculate the ratios. See Instruction 3 to Item 503(d) of Regulation S-K and see Item 601(b)(12) of Regulation S-K.

Form 20-F for the Year Ended December 31, 2012

Statements of Income, page F-4

2. We note that on the face of the statements of income, you disclose the amount of time charter revenue for the year ended December 31, 2012 that relates to related party transactions. Please revise to also disclose the amount of costs and expenses incurred from transactions with related parties on the face of the statement of income as required by Rule 5-03(2) and Rule 4-08(k) of Regulation S-X. Similarly, any significant amounts on the balance sheet or statement of cash flows that relate to transactions with related parties should be separately disclosed.

Note 20. Other Income, page F-22

3. We note your disclosure that on November 15, 2012 you agreed to restructure your credit default insurance and as a result you recognized $22,453 in other income net of related expenses received from the credit default insurer. Please describe in greater detail the facts and circumstances surrounding the credit default insurance restructuring, including the reason for the lump sum cash payment received in 2012 and how the repayment amount was determined. As part of your response, please provide us with the authoritative accounting guidance that you relied upon in determining your accounting treatment.

Form 6-K filed on November 1, 2013

Consolidated Statements of Income, page F-3

4. We note from your consolidated statements of income that for the nine months ended September 30, 2013, you recognized $13,446 of other income. We also note from your disclosure in Note 15 that as part of a new suspension agreement entered into in June 2013, you received up-front compensation of $10,000 covering hire revenues for the suspension period until April 2016 which during the six months ended June 30, 2013, $10,000 was recognized in your income statement as other income since you have no future requirements to provide services or refund any payments received. We note additional suspension compensation of $3,333 was recognized in the income statement also as other income during the quarter ended September 30, 2013 for the same reasons as discussed above. In light of the fact that you disclose that the amount received relates to periods which extend through April 2016, please tell us, and revise to disclose in the notes to the financial statements, why you believe it was appropriate to recognize $13,446 as other income in the periods discussed above. As part of your response, please cite the authoritative accounting literature you relied upon in determining the accounting treatment of such cash payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Todd E. Mason
        Thompson Hine LLP